Exhibit 99.1

SilverCrest Updates Santa Elena Mine Transition

TSX: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, B.C. September 26, 2014 – SilverCrest Mines Inc. (the “Company”) is pleased to provide an update for the transition of the Santa Elena Mine in Sonora, Mexico from open pit heap leach to underground mining and milling operations. Activities at the mine are now moving from capital intensive expenditures for the overall Expansion Plan to operating costs and sustaining capital expenditures for underground development with emphasis on generating free cash flow through continued strict cost controls. The most significant transition activities are outlined below. For additional information and to view photos and videos, please visit the Company’s website at www.silvercrestmines.com.

N. Eric Fier, President and COO stated; “We are pleased with our transition to a conventional milling operation at the Santa Elena Mine. The commissioning of the mill was completed on budget as of August 1, 2014. The ramp up of underground stope production to 1,500 tonnes per day has encountered short-term delays. These delays are primarily due to finalizing detailed stope designs based on recent in-fill drilling with associated geotechnical constraints. Also, delays in long-hole drilling start-up for stope development are attributed to personnel training in drilling procedures while testing stope ground support. These short-term delays are manageable but will impact previously announced 2014 metal production guidance of approximately 3.3 million AgEq ounces at a ratio of 60:1. Guidance for 2014 is now projected to range from 3.0 to 3.3 million AgEq ounces. Estimated operating cash costs for 2014 of $8.50 to $9.50 per AgEq ounce and all-in sustaining cash costs of $11 to $12 per AgEq ounce, remain unchanged. These costs continue to make SilverCrest one of the lowest cost producers in the sector with anticipated free cash flow for Q4 2014”.

Santa Elena Transition

●	The new mill and CCD/Merrill Crowe processing plant is currently running at an average throughput of 2,500 tonnes per day. Grind size testing for optimization is ongoing which impacts throughput, recoveries and efficient operation of the dry tailings belt filters. Optimized milling rate of 3,000 tonnes per day is targeted for Q4 2014.

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Current underground ore development grades are averaging 1.72 gpt Au and 115.4 gpt Ag which is consistent with reserve estimates. Average pad ore grades in September 2014 are 0.68 gpt Au and 50.0 gpt Ag or 8% and 38% higher, respectively than budget.

●	The plant is currently processing a blended mix of 30% underground development ore and 70% pad ore with an average blended grade of 1.0 gpt Au and 71.2 gpt Ag.

●	Approximate mill recovery rates of 90% for gold and 68% for silver are consistent with budget target rates. It is anticipated that recoveries will increase as the mill grind size is optimized.

●	For Q4 2014, monthly metal production is projected to range from 3,000 to 3,750 ounces of gold and 140,000 to 180,000 ounces of silver to achieve guidance of 3.0 to 3.3 million.

●	Although behind schedule, mining the first production stope has commenced which is being developed between the 600m and 575m levels. Underground ramp access continues to be driven ahead of mine development with the bottom of the ramp currently at the 564m elevation. Completion of a ventilation raise in Q4 2014 is expected to increase operating efficiencies and improve advancement rates for both underground development and mine production.

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Total underground development to date, including ramping, lateral ore and waste development, and raise development, is approximately 6,000 metres. Six levels currently have ore and partial waste development completed in anticipation of stope production.

●	With major capital expenditures completed for the 3 year long Expansion Plan, the Company anticipates generating free cash flow in Q4 2014 at current precious metal prices.

The Company is assessing the possibility of re-opening the Santa Elena open pit over the next 2 months which would increase projected metal production for Q4 2014 and H1 2015, providing safety and permitting requirements are met. Approximately 100,000 tonnes grading 1.4 gpt Au and 88.0 gpt Ag remain in the pit for possible low cost excavation and mill processing.

The Qualified Person under NI 43-101 for this News Release is N. Eric Fier, CPG, P.Eng, President and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (NYSE MKT: SVLC; TSX: SVL) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%‐owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high‐grade, epithermal silver and gold producer, with an estimated life of mine of 8 years at an average operating cash costs of $11 per ounce of silver equivalent (55:1 Ag:Au). SilverCrest anticipates that the new 3,000 tonnes per day conventional mill facility at the Santa Elena Mine should recover an average of 1.5 million ounces of silver and 32,800 ounces of gold per annum over the current reserve life. Major expansion and commissioning of the 3,000 tonnes per day conventional mill facility is complete and is expected to increase metals production at the Santa Elena Mine in the second half of 2014 and beyond. Exploration programs continue to result in new discoveries at Santa Elena and also have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State, Mexico.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future and include, without limitation, statements with respect to: the economic viability of a project; strategic plans and expectations for the development of the Company’s operations and properties; the amount of mineral reserves and mineral resources; the amount of future production of gold and silver over any period; the amount of expected grades and ounces of metals and minerals; expected processing recoveries; cash operating costs and outflows; life of mine; average mine recovery rates; anticipated free cash flow generation and prices of metals and minerals.

These forward-looking statements relate to analyses and other information that are based on, without limitation, the following estimates and assumptions:  the presence of and continuity of metals at the Company’s projects; cost of production and productivity levels; plant and equipment function as anticipated; the availability of skilled labour; contracted parties provide goods and services on agreed time frame; ability to develop and finance projects; accuracy of the interpretations and assumptions used in calculating reserve and resource estimates; and operations not being disrupted or delayed by unusual geological or technical problems.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to environmental laws; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies, which may give rise to conflicts of interests.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made. For the reasons set forth above, investors should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

CAUTIONARY NOTE REGARDING NON-IFRS PERFORMANCE MEASURES

This news release includes the term “Free cash flow”. This term is commonly used in the mining industry but is not defined under International Financial Reporting Standards ("IFRS"). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate SilverCrest’s performance and its ability to generate cash flow. It is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Free cash flow is calculated from net cash provided by operating activities less SilverCrest’s capital expenditures on its mining interests.

Contact: Telephone: Fax: Toll Free: Email: Website:	Fred Cooper (604) 694-1730 ext. 108 (604) 694-1761 1-866-691-1730 info@silvercrestmines.com www.silvercrestmines.com
Suite 501 - 570 Granville Street, Vancouver, BC Canada V6C 3P1